August 10, 2005



Mr. Domenico Bertucci, CA
Chief Financial Officer
Twin Mining Corporation
Suite 1250, 155 University Avenue
Toronto, Ontario Canada M5H 3B7

	Re:	Twin Mining Corporation
		Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 11, 2005
		File No. 0-17791

Dear Mr. Domenico Bertucci:

      Our preliminary review of your filing indicates that the auditors` report does not comply with the requirements of Form 20-F and Article 2 of Regulation S-X. We will not be in a position to make a detailed examination of your filing and no comments will be provided until you have amended your filing to include an audit opinion that complies with the requirement of Form 20-F.

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Financial Statements

Independent Auditors` Report to the Shareholders

1. We note that the auditors` report opining on your financial statements does not state the audit was conducted in accordance with standards of the Public Company Accounting Oversight Board.  We
also
note that your filing includes an audit report which appears to be
related solely to your U. S. GAAP reconciliation.   Please include
financial statements that are audited in accordance with the Public
Company Accounting Oversight Board. Please refer to General Instruction E(c) and Instruction 2 to Item 8.A.2 of Form 20-F. Additionally please refer to Interprative Release 33-8422 Guidance Regarding the Public Company Accounting Oversight Board`s Auditing and Related Professional Practice Standard No. 1 at (http://www.sec.gov/rules/interp/33-8422.htmCommission).
Closing Comments

       As appropriate, please amend your filing and respond to our comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.








      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief

??

??

??

??

Domenico Bertucci
Chief Financial Officer
August 10, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010